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                            July 31, 2020

       Mark Godsy
       Chief Executive Officer
       Shackelford Pharma Inc.
       1177 West Hastings St. Suite 2300
       Vancouver, BC V6E 2K3

                                                        Re: Shackelford Pharma
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed July 20, 2020
                                                            File No. 024-11206

       Dear Mr. Godsy:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed July 20, 2020

       CBD & Nutraceutical Products, page 38

   1. We note your response to prior comment 1 and your definition of nutraceutical, including that nutraceuticals are
generally considered to have potential physiological benefits and are sometimes referred
to as "medical foods", "designer foods", "phytochemicals",
                                                        "functional foods" or
simply "nutritional supplements". Please revise to explain how describing your
products as nutraceuticals complies with the Federal Food, Drug and
                                                        Cosmetic Act. In this
regard, we note your disclosure on page 24 that "[b]ecause CBD is the subject of public
drug trials and is in an FDA-approved drug, the FDA takes the position that it is
unlawful under the FFDCA to introduce food containing added CBD into interstate
commerce, or to market CBD as, or in, dietary supplements, regardless of whether the substances
are hemp-derived (the "Drug Exclusion Rule)."
 Mark Godsy
Shackelford Pharma Inc.
July 31, 2020
Page 2

       You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameMark Godsy
                                                          Division of
Corporation Finance
Comapany NameShackelford Pharma Inc.
                                                          Office of Life
Sciences
July 31, 2020 Page 2
cc:       Daniel D. Nauth, Esq.
FirstName LastName